UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RemoteMDx, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

July 5, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75961Q 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VATAS Holding GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,678,926 (includes 10,678,926 shares of Common Stock and 7,000,000 shares of Common Stock issuable upon exercise of warrants)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 17,678,926 (includes 10,678,926 shares of Common Stock and 7,000,000 shares of Common Stock issuable upon exercise of warrants)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,678,926 (includes 10,678,926 shares of Common Stock and 7,000,000 shares of Common Stock issuable upon exercise of warrants)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
14.6% (based on 113,930,656 shares of common stock issued and outstanding as of May 9, 2007, as reported in the Issuer’s Quarterly Report on Form 10-QSB, dated May 15, 2007)

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer RemoteMDx, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 150 West Civic Center Drive Suite 400 Sandy, Utah 84070

Item 2.
	(a)	Name of Person Filing VATAS Holding GmbH
	(b)	Address of Principal Business Office or, if none, Residence Friedrichstrasse 95 10117 Berlin Germany
	(c)	Citizenship Germany
	(d)	Title of Class of Securities Common Stock, $.0001 par value
	(e)	CUSIP Number 75961Q 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 17,678,926 shares(1)
(b) Percent of class: 14.6%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 17,678,926 shares
(ii) Shared power to vote or to direct the vote None
(iii) Sole power to dispose or to direct the disposition of 17,678,926 shares
(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1) Includes 10,678,926 shares of Common Stock and 7,000,000 shares of Common Stock issuable upon exercise of warrants.

(2) Based on 113,930,656 shares of common stock issued and outstanding as of May 9, 2007, as reported in the Issuer’s Quarterly Report on Form 10-QSB, dated May 15, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VATAS Holding GmbH

July 10, 2007
Date
/s/ Lars Windhorst
Signature
Lars Windhorst/Managing Director
Name/Title